XL Financial Assurance Ltd.

(Incorporated in Bermuda)

Condensed Financial Statements

(UNAUDITED)

As of June 30, 2006 and For the Three and Six Month Periods ended June 30, 2006 and 2005

(expressed in U.S. dollars)

XL FINANCIAL ASSURANCE LTD.
CONDENSED BALANCE SHEETS
AS OF JUNE 30, 2006 AND DECEMBER 31, 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2006	2005

Assets:
Investments :
Fixed maturities, at fair value
(amortized cost: 2006 - $1,128,195; 2005 - $1,054,356)	$1,089,086	$1,036,606
Short-term investments, at fair value
(amortized cost: 2006 - $35,306; 2005 - $23,772)	35,075	23,569

Total investments available for sale	1,124,161	1,060,175

Cash and cash equivalents	46,058	22,256
Accrued investment income	10,157	9,197
Deferred acquisition costs	118,792	100,784
Prepaid reinsurance premiums	58,502	63,034
Reinsurance balances receivable	14,197	2,736
Unpaid losses and loss expenses recoverable	67,203	66,394
Amounts due from parent and affiliates	37,414	39,572
Funds withheld	2,510	15,859
Net receivable for investments sold	-	191
Derivative assets	10,789	13,482
Other assets	107	401

Total assets	$1,489,890	$1,394,081

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Liabilities:
Unpaid losses and loss expenses	$139,617	$134,044
Deferred premium revenue	603,970	535,112
Reinsurance balances payable	3,260	15,116
Net payable for investments purchased	2,790	-
Accounts payable and accrued liabilities	854	1,770
Amounts due to parent and affiliates	12,232	14,656
Derivative liabilities	1,165	1,864
Dividend payable on preferred shares	1,126	1,445

Total liabilities	$765,014	$704,007

Redeemable Preferred Shares:
Series A Redeemable preferred shares (par value of $120 per share;
10,000 shares authorized; 363 issued and outstanding as at
June 30, 2006 and December 31, 2005, respectively)	$44	$44
Additional paid-in capital	38,956	38,956
Accumulated undeclared dividends on Series A Redeemable preferred shares	15,016	-

Total redeemable preferred shares	$54,016	$39,000

Shareholders’ Equity:
Common shares (par value of $120 per share;
10,000 shares authorized; 2,449 issued and outstanding as at
June 30, 2006 and December 31, 2005, respectively)	$294	$294
Additional paid-in capital	345,606	345,606
Accumulated other comprehensive loss	(39,340)	(17,953)
Retained earnings	364,300	323,127

Total shareholders’ equity	$670,860	$651,074

Total liabilities, redeemable preferred shares and shareholders’ equity	$1,489,890	$1,394,081

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR
THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	Three Months ended		Six Months ended
	June 30,		June 30,

	2006	2005	2006	2005

REVENUES :
Net premiums earned	$49,659	$29,687	$85,113	$58,147
Net investment income	12,426	9,096	23,773	17,370
Net realized losses on investments	(9,808)	(24)	(15,016)	(1,381)
Fee and other income	95	180	1,229	675
Net realized and unrealized gains (losses) on
derivative instruments	179	(4,074)	(3,066)	(1,839)

Total revenues	$52,551	$34,865	$92,033	$72,972

EXPENSES :
Losses and loss expenses	$2,470	$10,782	$6,154	$11,348
Acquisition costs	12,927	10,137	23,302	18,684
Operating expenses	2,808	1,883	4,148	3,651

Total expenses	$18,205	$22,802	$33,604	$33,683

NET INCOME	$34,346	$12,063	$58,429	$39,289

COMPREHENSIVE INCOME
Net income	$34,346	$12,063	$58,429	$39,289

Unrealized losses	(17,516)	14,142	(36,403)	199

Less: reclassification for losses realized in
income	(9,808)	(24)	(15,016)	(1,381)

Other comprehensive income (loss)	$(7,708)	$14,166	$(21,387)	$1,580

COMPREHENSIVE INCOME	$26,638	$26,229	$37,042	$40,869

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006 AND
FOR THE YEAR ENDED DECEMBER 31, 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2006	2005

Common Shares – Number issued
Number of shares, beginning of year and period	2,449	2,449
Issuance of common shares	-	-

Number of shares, end of year and period	2,449	2,449

Common Shares – Issued at par
Balance - beginning of year and period	$294	$294
Issuance of common shares	-	-

Balance – end of year and period	$294	$294

Additional Paid-in Capital
Balance - beginning of year and period	$345,606	$345,606
Issuance of common shares	-	-

Balance – end of year and period	$345,606	$345,606

Accumulated Other Comprehensive Loss
Balance - beginning of year and period	$(17,953)	$(1,819)
Other comprehensive loss	(21,387)	(16,134)

Balance - end of year and period	$(39,340)	$(17,953)

Retained Earnings
Balance - beginning of year and period	$323,127	$231,714
Net income	58,429	98,389
Dividends on Series A Redeemable preferred shares	(2,240)	(6,976)
Accumulated undeclared dividends on Series A Redeemable preferred shares	(15,016)	-

Balance - end of year and period	$364,300	$323,127

TOTAL SHAREHOLDERS’ EQUITY	$670,860	$651,074

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	2006	2005

Cash flows provided by operating activities:
Net income for the period	$58,429	$39,289
Adjustments to reconcile net income to net cash provided by operating activities:
Realized losses on investments	15,016	1,381
Amortization of premium on fixed maturities	1,674	1,758
Net realized and unrealized losses on derivatives
excluding cash received and paid	1,860	772
Net realized and unrealized losses (gains) on put option	4	(2)
Accrued investment income	(960)	(73)
Unpaid losses and loss expenses	5,573	22,399
Deferred premium revenue	68,858	48,708
Unpaid losses and loss expenses recoverable	(809)	(12,167)
Deferred acquisition costs	(18,008)	(8,222)
Amounts due from parent and affiliates	2,158	(4,400)
Accounts payable and accrued liabilities	(916)	(1,232)
Amounts due to parent and affiliates	(2,424)	1,028
Funds withheld	13,349	-
Prepaid reinsurance premiums	4,532	(4,792)
Reinsurance balances receivable	(11,461)	7,180
Reinsurance balances payable	(11,856)	1,535
Other assets	424	22

Total adjustments	67,014	53,895

Net cash provided by operating activities	125,443	93,184

Cash flows used in investing activities:
Proceeds from sale of fixed maturities and short-term investments	156,401	363,363
Proceeds from redemption of fixed maturities and short-term investments	32,004	35,030
Purchase of fixed maturities and short-term investments	(287,487)	(489,881)

Net cash used in investing activities	(99,082)	(91,488)

Cash flows used in financing activities:
Dividends paid on Series A Redeemable preferred shares	(2,559)	(2,600)

Increase (decrease) in Cash and Cash Equivalents	23,802	(904)

Cash and Cash Equivalents – Beginning of period	22,256	13,210

Cash and Cash Equivalents – End of period	$46,058	$12,306

The accompanying notes are an integral part of these condensed financial statements.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

1. Organization and Business

XL Financial Assurance Ltd. (the “Company”) was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations (“The Act”). The Company is a majority owned subsidiary of XL Insurance (Bermuda) Ltd (“XLI”), which in turn is an indirect wholly owned subsidiary of XL Capital Ltd (“XL Capital”), a public company whose shares are listed on the New York Stock Exchange. On March 17, 2006, XL Capital formed Security Capital Assurance Ltd (“SCA”), a Bermuda based holding company, in anticipation of contributing its ownership interests in its financial guaranty insurance and reinsurance businesses to SCA and selling an interest therein to the public through an initial public offering (“IPO”) of SCA common shares. The aforementioned businesses primarily consist of the Company and XL Capital Assurance Inc. (“XLCA”), a New York domiciled financial guaranty insurance company, and its wholly owned subsidiary, XL Capital Assurance (U.K.) Limited (“XLCA-UK”). On August 4, 2006, the IPO was consummated. Assuming no exercise of the underwriters option to purchase additional common shares of SCA, XL Capital will own approximately 65% of SCA’s outstanding common stock.

The Company is primarily engaged in the business of providing reinsurance of financial guaranties on asset-backed and municipal obligations underwritten by XLI, XLCA, Financial Security Assurance Inc. (“FSA”), which through its parent and affiliates, own all our preference shares, and other monoline and multiline insurance companies. Such guaranties may be in the form of traditional financial guaranty insurance or credit default swaps. The Company’s underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of the Company’s reinsurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers' taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ ability to impose and collect fees and charges for public services or specific projects. The Company's reinsurance guarantees payments when due of scheduled payments on an insured obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other such amounts due in accordance with the obligations’ original payment schedule or, at its option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

Pursuant to an agreement on April 5, 2006 with Financial Security Assurance Holdings Ltd. (“FSAH”), the parent company of FSA, , the Company restructured the terms of its Series A Redeemable Preferred Shares and changed its bye-laws accordingly. In accordance with the agreement, the participating dividend and redemption provisions of the preference shares were eliminated, the stated value of the preference shares held by FSAH were increased to $54.0 million, and the fixed dividend rate was increased from 5% to 8.25%.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

2. Material Agreements with Affiliates

XLFA has entered into the following reinsurance agreements with XLCA and XLI. All of the agreements discussed below may be terminated under certain conditions, as defined in the agreements:

  Through June 30, 2006, the Company has a facultative quota share reinsurance treaty (“Treaty”) with XLCA. Under the terms of this Treaty, XLFA agreed to reinsure up to 90%, on a quota share basis or a mutually agreed upon alternative basis, of the guaranty business written by XLCA provided it meets certain specified parameters. Effective July 1, 2006, the Treaty was amended to reduce the maximum percentage that XLCA can reinsure to XLFA to 75%. In addition, the Company is allowed up to a 30% ceding commission (or such other percentage on an arm’s-length basis) on ceded premiums written under the agreement.

  Effective October 1, 2001, the Company entered into an excess of loss reinsurance agreement with XLI. This agreement covers a portion of the Company’s liability accruing as a result of losses occurring on policies written by the Company that are in excess of certain limits and are not covered by other reinsurance agreements. This agreement provides indemnification only for the portion of any loss covered in excess of 10% of the Company’s surplus, up to an aggregate amount of $500 million, and excludes coverage for liabilities arising other than pursuant to the terms of an underlying policy.

  Effective August 17, 2001, the Company entered into a facultative quota share reinsurance treaty with XLI. This treaty allows the Company to propose to cede to XLI a portion of a risk, which risk XLI may then accept or reject in its sole discretion. Under this treaty, XLI pays the Company a ceding commission of 30% on the premiums ceded under this treaty unless otherwise specified.

  Effective December 31, 1999, the Company entered into a facultative quota share reinsurance treaty with XLI. This treaty allows XLI to propose to cede to the Company a portion of a risk it insured, which risk the Company may then accept or reject in its sole discretion. Under this treaty, the Company pays XLI a ceding commission of 12% on the premiums ceded under this treaty unless otherwise specified.

  XLFA has entered into the following reinsurance agreements with FSA and certain of its subsidiaries and affiliates. The Company assumed 5.3% and 8.2% of its reinsurance premiums assumed for the three and six month period ended June 30, 2006, as compared to 5.7% and 10.8% for the comparable prior year periods, respectively from FSA and its affiliates. All of the agreements discussed below may be terminated under certain conditions, as defined in the agreements:
(a)	Effective November 3, 1998, XLFA entered into a master facultative reinsurance agreement with FSA and certain of its subsidiaries and affiliates. This agreement allows FSA, and certain of its subsidiaries and affiliates, to propose to cede a portion of a risk insured by it to XLFA, which risk XLFA may then accept or reject solely in its discretion. The ceding commission that XLFA pays FSA on the premiums ceded under this agreement is determined on a case-by-case basis. XLFA’s obligations under this agreement are guarantied by XLI.

(b)	Effective January 1, 2004, XLFA entered into a reinsurance treaty with FSA and certain of its subsidiaries and affiliates to reinsure certain policies they issued insuring the

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

timely payment of the principal of and interest on certain asset-backed securities and pools of consumer debt obligations. The treaty was renewed on January 1, 2005 and 2006.

(c)	Effective January 1, 2004, XLFA entered into a reinsurance treaty with FSA and certain of is subsidiaries and affiliates to reinsure certain policies they issued insuring the timely payment of the principal and interest on securities and obligations that provide financing for governmental or public purpose infrastructure projects located outside of the United States and its territories, excluding certain countries. The treaty was renewed on April 1, 2005.

(d)	Effective December 20, 2001, XLFA entered into a master facultative retrocession agreement with an affiliate of FSA. This agreement allows XLFA to propose to cede a portion of a risk insured by XLFA to it, which risk FSAI may then accept or reject in its sole discretion. The ceding commission that FSAI pays XLFA on the premiums that we cede under this agreement is determined on a case-by-case basis.

  XLFA has guarantied certain of XLI’s obligations in connection with certain transactions where XLI’s customer required such credit enhancement. Each of these transactions has a “double trigger” structure, meaning that XLFA does not have to pay a claim unless both the underlying transaction and XLI default. For each of these transactions, XLFA has entered into a reimbursement agreement with XLI, pursuant to which XLI pays XLFA a fee for providing its guaranty and XLI grants XLFA a security interest in a portion of the payments received by it from its client. As of June 30, 2006 and December 31, 2005, XLFA’s aggregate net par outstanding relating to such guaranties was $526.8 million.

  A wholly-owned subsidiary of XL Capital Ltd, XL Investment Management Ltd (“XLIM”), provides the Company with investment management services pursuant to a Management Agreement that the Company entered into with XLIM in January 2004. Pursuant to this Management Agreement, XLIM manages certain of the Company’s investments subject to its policies and guidelines.
  Among other things, XLIM negotiates and contracts with investment managers selected by it to manage each of the Company’s portfolios. XLIM currently engages an affiliate of BlackRock, Inc. to manage the Company’s investment portfolios. This Management Agreement will remain in effect until January 2007, unless terminated by either party on 60 days prior written notice. The Company pays XLIM a fee under this Management Agreement in an amount that is agreed upon from time to time by the Company and XLIM. For the three months ended June 30, 2006 and 2005 the Company incurred expenses of $166 and $141, respectively. For the six months ended June 30, 2006 and 2005 such expenses were $321 and $275 respectively which are included in “Net investment income” in the accompanying statements of income. The Company also pays each of the investment managers of its portfolios a fee that is negotiated by such investment manager and XLIM. The Company’s board of directors periodically reviews the performance of XLIM and each of the portfolio investment managers selected by XLIM under this Management Agreement.

3. Significant Accounting Policies

Basis of Preparation

The accompanying condensed financial statements have been prepared by the Company and are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at June 30, 2006 and for all periods presented, have been made.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company’s December 31, 2005 financial statements and notes thereto. The December 31, 2005 condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended June 30, 2006 and 2005 are not necessarily indicative of the operating results for the full year.

The preparation of condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Any such adjustments are reflected in income in the period in which the adjustments are made. The financial statement estimates subject to most uncertainty are estimates for loss reserves and calculation of the fair value of credit default swap derivative instruments.

New Accounting Pronouncements and Developments

In April 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FIN 46(R)-6, Determining the Variability to be Considered in Applying FIN 46(R), which states that the variability to be considered when applying FIN 46(R) should be based on an analysis of the design of an entity which entails analyzing the nature of the risks in the entity and determining the purpose for which the entity was created and determining the variability the entity is designed to create and pass along to its interest holders. Typically, assets and operations of the entity create the variability (and thus are not variable interests), while liabilities and equity interests absorb that variability (and thus, are variable interests). The role of a contract or arrangement in the design of the entity, regardless of its legal form or accounting classification, shall dictate whether that interest should be treated as creating or absorbing variability for the entity. The guidance in this FSP must be applied as of July 1, 2006 and is not expected to have a material impact on the Company’s financial condition or results of operations but will form an important part of the Company’s evaluation of any relevant structures prospectively.

In June 2005, at the request of the Securities and Exchange Commission, the FASB added a project to their agenda to review and provide guidance for the accounting for financial guaranty insurance contracts under which it will consider claims liability recognition, premium recognition, and the related amortization of deferred policy acquisition costs. The Company will continue to apply its current accounting policies as described in its 2005 year-end financial statements until further guidance is provided by the FASB.

4. Derivative Instruments

Credit default swaps reinsured by the Company meet the definition of a derivative under FAS 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure and credit quality of the transaction. The Company considers credit default swaps to be, in substance, financial guarantee contracts, as the Company intends to hold them to maturity.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

Credit default swaps generally cover a portfolio of securities. In order to effectively price and market the transaction, different tranches are modeled for the purpose of assigning credit ratings based upon the level of subordination. Generally, a primary layer of first loss protection is created with the Company participating in the senior or higher quality-rated tranches of the transaction.

The Company’s exposure is fair valued taking into account changes in credit spreads, current market conditions, as well as the overall credit quality of the underlying collateral.

The Company’s credit default swap portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation. The credit default swap portfolio consists of structured pools of obligations backed by corporate obligations that were awarded investment-grade ratings at the deals’ inception. The net notional exposure of the credit derivatives portfolio as of June 30, 2006 was $12.9 billion. Approximately 99% and 1% of the portfolio is rated AAA and BBB, respectively. The weighted average term of the contracts in force was 13.69 years. Changes in the fair value of credit default swaps attributable to earnings from premiums received by the Company from the issuance of such contracts are recorded in the line item caption entitled “premium” in the accompanying combined statement of operations. In addition, changes in the fair value of credit default swaps attributable to losses from actual and expected payments to counterparties under such contracts are recorded in the line item caption entitled “net losses and loss adjustment expenses” in the accompanying combined statement of operations, and the remaining components of the change in fair value of credit defaults swaps, which are attributable to the market and other factors discussed above, are recorded in the line item caption entitled “net realized and unrealized gains (losses) on credit derivatives” in the accompanying combined statement of operations. This presentation is applicable only to credit default swaps issued by the Company that it has the intent and ability to hold to maturity and is consistent with practices in the financial guaranty insurance industry for reporting the results of such instruments.

In terms of the 2006 and 2005 condensed financial statements, the impact of credit default swaps is outlined as follows:

	Unaudited		Unaudited
	Three months ended June 30,		Six months ended June 30,

	2006	2005	2006	2005

Income Statement

Net earned premiums	4,924	7,642	9,780	11,535

Net losses and loss expenses	1,231	1,911	2,445	2,885

Net realized and unrealized gains (losses) on credit default swaps	(769)	(853)	(3,042)	2,001

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

	(Unaudited)
	As at

	June 30,	December 31,
Balance Sheet	2006	2005

Assets

Derivative assets – credit default swaps	$10,789	$13,482

Liabilities

Derivative liabilities – credit default swaps	350	—

In addition to the credit derivatives, the Company reinsures interest rate swaps indirectly as part of financial guarantee reinsurance of XLCA. The swap portion of these insurance contracts is required to be measured and recorded at fair value. The valuation methodology comprises of a mark to model approach that measures the change in expected loss. The expected loss is driven by the valuation of the underlying derivative, the default probability of the underlying obligor and the expected recovery rate on the underlying asset class. These amounts are included in “Net realized and unrealized gains (losses) on derivative instruments”. During the three months ended June 30, 2006 and 2005 the Company recorded an unrealized gain on these interest rate swaps of $1,571 and an unrealized loss of $2,773, respectively. For the six months ended June 30, 2006 and 2005 the Company recorded an unrealized gain on $1,182 and an unrealized loss of $2,773, respectively on these interest rate swaps.

The Company is also party to a put option agreement and an asset trust expense reimbursement agreement with Twin Reefs Asset Trust (the “Asset Trust”). The put option agreement provides The Company with the irrevocable right to require the Asset Trust at any time and from time to time to purchase the Company’s non-cumulative perpetual Series B Preferred Shares with an aggregate liquidation preference of up to $200 million. The Company is obligated to reimburse the Asset Trust for certain fees and ordinary expenses. To the extent that any Series B Preferred Shares are put to the Asset Trust and remain outstanding, a corresponding portion of such fees and ordinary expenses will be payable by the Company pursuant to the asset trust expense reimbursement agreement. The put option agreement is perpetual but would terminate on delivery of notice by the Company on or after December 10, 2009, or under certain defined circumstances, such as the failure of the Company to pay the put option premium when due or bankruptcy. The put option is recorded at fair value with changes in fair value recognized in “Net realized and unrealized gains and losses on derivative instruments”. For the three months ended June 30, 2006 and 2005 the fair value adjustment was $3 and $17 increase to income. For the six months ended June 30, 2006 and 2005 the fair value adjustment was a $4 decrease and a $2 increase to income. Put option premiums for the three months ended June 30, 2006 and 2005 were $626 and $465, respectively. For the six month periods ended June 30, 2006 and 2005 put option premiums were $1,201 and $1,069 respectively.

5. Reinsurance

The effect of reinsurance on premiums written and earned for the three and six month periods ended June 30, 2006 and 2005 is shown below:

	Assumed	Ceded	Net

Three months ended June 30, 2006
Premium written	$96,636	$(5,373)	$91,263
Premium earned	58,835	(9,176)	49,659
Losses and loss adjustment expenses	2,734	(264)	2,470

Three months ended June 30, 2005
Premium written	$75,958	$(7,366)	$68,592
Premium earned	36,416	(6,729)	29,687
Losses and loss adjustment expenses	20,928	(10,146)	10,782

Six months ended June 30, 2006
Premium written	$170,456	$(11,953)	$158,503
Premium earned	101,597	(16,484)	85,113
Losses and loss adjustment expenses	6,964	(810)	6,154

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

Six months ended June 30, 2005
Premium written	$119,011	$(16,948)	$102,063
Premium earned	70,303	(12,156)	58,147
Losses and loss adjustment expenses	23,882	(12,534)	11,348

6. Unpaid losses and loss expenses

	(Unaudited)
	As at and for the			As at and for the
(U.S. dollars in thousands)	Six Months Ended			Twelve Months Ended
	June 30, 2006			December 31, 2005

	Case	Unallocated		Case	Unallocated
	reserves	reserves	Total	reserves	reserves	Total

Unpaid losses and loss expenses at beginning of year	$64,746	$69,298	$134,044	$50,810	$58,341	$109,151
Unpaid losses and loss expenses recoverable	(52,316)	(14,078)	(66,394)	(42,151)	(13,290)	(55,441)

Net unpaid losses and loss expenses at beginning of year	12,430	55,220	67,650	8,659	45,051	53,710
Increase (decrease) in net losses and loss expenses
incurred in respect of losses occurring in:
Current year	-	4,295	4,295	-	10,169	10,169
Prior years	1,859	-	1,859	6,683	-	6,683
Less net losses and loss expenses paid	(1,390)		(1,390)	(2,912)		(2,912)

Net unpaid losses and loss expenses at end of period	12,899	59,515	72,414	12,430	55,220	67,650
Unpaid losses and loss expenses recoverable	52,345	14,858	67,203	52,316	14,078	66,394

Unpaid losses and loss expenses at end of period	$65,244	$74,373	$139,617	$64,746	$69,298	$134,044

a.	During the year ended December 31, 2004, the Company recorded a provision for losses of approximately $42.1 million representing the present value of losses expected to be incurred in the future with respect to an insured project financing, which the Company reinsured under its facultative quota share reinsurance treaty with XLCA (see Note 2) As this loss represented a full limit loss to the subordinated tranche of the insured transaction, the remaining unearned premium pertaining to such tranche, which aggregated approximately $23.3 million, was fully earned resulting in a net loss, before reinsurance, of approximately $18.8 million. The portion of the insured exposure to which this loss relates was fully reinsured on a first loss basis by an affiliate of the Company and, accordingly, there was no net impact on the Company’s results of operations from this loss provision.

During 2005, the Company recorded an additional provision for loss relating to this transaction of $13.5 million ($5.6 million after reinsurance to affiliates), on a net present value basis to reflect certain adverse developments. There has been no further development in such loss reserve through June 30, 2006. The total remaining par insured by the Company in connection with this transaction, which amortizes over the next 12 years, aggregated approximately $203.5 million ($121.7 million net of reinsurance to affiliates) at June 30, 2006. The estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate if necessary, as new information becomes available. Pursuant to the assumptions upon which the estimate was based, under its existing reinsurance arrangements, approximately 59.8% of any additional loss provision in excess of the amount currently provided will be retained by the Company.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

b.	In 2005, the Company recorded funds withheld of $15.9 million pursuant to its Treaty with XLCA in respect of notes (the “Insured Notes”) issued pursuant to a structured financing of loans to medical providers, which were insured in 2001, and which defaulted upon their maturity. In December 2005, XLCA received a claim notice from the trustee on behalf of the holders of such insured notes in the amount of $20.2 million, representing the outstanding principal of the Insured Notes plus accrued interest thereon at the date of default (the “Claim Amount”). Pursuant to the terms of the insurance arrangement, XLCA had the option of satisfying the claim by either paying, in cash, the Claim Amount to the holders of the Insured Notes or purchasing the Insured Notes from such holders for an amount, in cash, equal to the Claim Amount. XLCA elected to purchase the Insured Notes in satisfaction of the claim. The purchase of the Insured Notes was recorded as an investment on XLCA’s balance sheet at an estimated fair value of $19.5 million. The difference between the estimated fair value and the consideration paid to acquire the Insured Notes was recorded as a net paid loss of $0.1 million. Pursuant to the Treaty, XLCA’s purchase of the Insured Notes was in furtherance of defending or compromising a claim and, accordingly, XLCA billed the Company for its share of the cost of purchasing the notes and received consideration from the Company in satisfaction thereof of $17.6 million. Subsequent to the purchase of the Insured Notes, a principal payment was received by XLCA thereon in the amount of $1.7 million, which reduced the funds withheld balance to $15.9 million. The Company was also billed $0.6 million for its share of the initial loss which is reflected in “Net losses and loss adjustment expenses”.

The estimate of fair value of the Insured Notes was based on XLCA’s estimate of the fair value of the underlying collateral which, as previously discussed, consisted of loans to medical providers. Certain of these loans were made to Intrepid USA Inc. and certain of its affiliates (“Intrepid”), a national provider of home nursing services to patients with acute illnesses. Intrepid declared bankruptcy in 2004. On February 3, 2006, Intrepid emerged from bankruptcy and in connection therewith, XLCA accepted preferred stock of Intrepid in exchange for the cancellation of a portion of the Insured Notes. This preferred stock is in-substance common stock, as defined in EITF 02- 14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock, and represented a 49% ownership interest in Intrepid. In connection with, and critical to, Intrepid’s emergence from bankruptcy was certain exit financing obtained by Intrepid. Pursuant to the terms of the related credit agreement, Intrepid must achieve certain financial targets over certain periods of time. In certain cases, if such targets are not met, the provider of such financing may foreclose on all ownership interest in Intrepid. If the provider of the financing foreclosed on all ownership interest in Intrepid, XLCA expects that it would be required to completely write-off the carrying value of this investment and, accordingly, XLFA would incur a loss equal to its proportionate share thereof under its reinsurance arrangement with XLCA. During the three months ended March 31, 2006, XLCA received a return of principal of $0.5 million and recognized an other than temporary impairment charge on its investment in Intrepid and the remaining Insured Notes which aggregated $4.9 million. Of these amounts, XLFA received $0.4 million of the funds withheld and reinsured $4.5 million of the loss which is reflected as an other than temporary impairment charge and included in net realized losses on investments in the accompanying condensed statement of income. As a result of the impairment charge the funds held balance referred to above was reduced to $4.9 million at March 31, 2006.

In June 2006, in recognition of the challenges facing Intrepid in achieving the aforementioned financial targets for the period ended June 30, 2006, XLCA and other equity holder’s and creditors in Intrepid, negotiated an agreement in principle to effect a restructuring of Intrepid’s capitalization.

XL FINANCIAL ASSURANCE LTD.
NOTES TO CONDENSED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(UNAUDITED)
(U.S. dollars in thousands, except per share amounts)

Pursuant to the restructuring, XLCA’s ownership interest in Intrepid will be reduced from 49% to 12.4% . In addition, at June 30, 2006, XLCA recognized an impairment charge of approximately $9.0 million ($0.9 million, net of reinsurance to XLFA) on its investment in Intrepid reflecting management’s best estimate of the value of such investment at that date, which considered the aforementioned restructuring and an updated forecast of Intrepid’s expected future operating performance, as well as a valuation of XLCA’s investment in Intrepid by an outside valuation consulting firm.

At June 30, 2006, XLCA’s carrying value of the Insured Notes and preference shares in Intrepid were $1.8 million and $1.0 million, respectively, of which the Company bears 90% of the risks and rewards of ownership.

c.	During the year ended December 31, 2005, the Company recorded a provision for loss of $4.3 million ($2.5 million after reinsurance) representing the present value loss expected to be incurred in the future with respect to an insured residential mortgage securitization insured by XLCA. There has been no development in such loss reserve since its initial establishment through June 30, 2006. The total remaining par reinsured by the Company in connection with this transaction aggregated approximately $176.6 million ($104.3 million net of reinsurance) at June 30, 2006. The underlying insured par amortizes over many years into the future. Accordingly, the estimate of loss was necessarily based on assumptions and estimates extending over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as n ecessary, as new information becomes available.

7. Insured Exposure in Geographic Area Impacted by Hurricanes Katrina and Rita

As at June 30, 2006, the Company’s had reinsured principal exposure of $298.9 million for the credits located in the Alabama, Louisiana, Mississippi, and Texas counties designated by the Federal Emergency Management Agency (FEMA) for “Individual and Public Assistance” (excluding counties designated to receive only Category A: Debris Removal and Category B: Emergency Protective Measures) as at June 30, 2006 as a result of Hurricanes Katrina and Rita. Such exposure consists solely of guaranteed public finance exposures. The Company has no direct exposure to the City of New Orleans or to any other issuer located in such City. The Company’s asset-backed transactions are backed by pools of geographically diverse assets with minimal concentration in the areas affected. As at June 30, 2006, the Company has not been notified of any claims associated with Hurricane Katrina or Hurricane Rita. In addition, based on the Company’s assessment of its exposures in the affected areas and all related available information, it has not established any reserves at such date. As additional information becomes available, the Company will assess the need for reserves and make provision therefore as considered necessary.